Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC



07020324



FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

Name of person dealing (Note 1)   BlackRock Group

Company dealt in   Surfcontrol

Class of relevant security to which the   10p Ordinary shares
dealings being disclosed relate (Note 2)

Date of dealing   2nd January 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,703,624	9.40%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,703,624	9.40%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security: Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	25,000	GBP 5.20

(b)   Derivatives transactions.(other than options)

Product name, e.g. Long/short (Note 6) Number of securities (Note 7) Price per unit (Note 5)
CFD

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)   Exercising

Product name, e.g. call option   Number of securities   Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)   Details   Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None   ....

....

Is a Supplemental Form 8 attached? (Note 9)   NO

Date of disclosure   3rd January 2007
Contact name   Thomas Hone
Telephone number   020 7743 2098
If a connected EFM, name of offeree/offeror with which N/A
connected
If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange
END

RETBJMMTMMIMBRR

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol

RNS Number:98580
Aegon UK Group
04 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1.   KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	3rd January 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,024,083	3.56%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	1,024,083	3.56%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security:	Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	20,544	545.2p

(b)   Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii)   Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none..

....

Is a Supplemental Form 8 attached? (Note 9)
                              NO

Date of disclosure   4th January 2007

Contact name   Innes McKeand

Telephone number   0131 549 3460

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETFZLFBDFBEBBL

Financial Announcements

REG-RAB Capital plc Rule 8.3- SurfControl Plc

RNS Number:99590
RAB Capital plc
04 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	RAB Capital plc
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	03 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	477,442 (1.66%)	
(3) Options and agreements to purchase/sell		
Total	477,442 (1.66%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	25,000	GBP 546.342

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure	04 January 2007
Contact name	Ros Mash
Telephone number	020 7389 7162
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END
RETBIMJTMMMMBIR

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0071P
Surfcontrol PLC
04 January 2007

LETTER TO: Surfcontrol PLC

DATED: 04 January 2007

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following a disposal of shares in the Company the AEGON UK plc
Group of Companies no longer has a notifiable interest in the relevant share capital of the
Company.

Disposal(s):

20,544 (Ordinary) Shares in the name of Citibank Nominees Ltd

Resultant Total: 856,434
Held as follows: 856,434   Citibank Nominees Limited

For the purposes of the foregoing notification:-

(a) The AEGON UK plc Group of "Companies" means Scottish Equitable plc, Scottish Equitable
(Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd,
AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc,
Guardian Linked Life Assurance Limited, Guardian Pension Management Limited and Guardian Unit
Managers Limited all having a place of business at Edinburgh Park Edinburgh EH12 9SE;

(b) 'the Act' shall mean the Companies Act 1985 and expression used in this notification shall
unless the context otherwise requires, have the same meanings as are set out in or adopted for
the purposes of the Act:

(c) the Company shall mean the company to whom this notification is addressed

LETTER FROM: AEGON Asset Management UK plc

                    This information is provided by RNS
          The company news service from the London Stock Exchange

END

HOLBUGDBDBGGGRS



Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol

RNS Number:0502P
Aegon UK Group
05 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1.   KEY INFORMATION

Name of person dealing (Note 1)   AEGON UK Group

Company dealt in   Surfcontrol plc

Class of relevant security to which the dealings   Ordinary Shares
being disclosed relate (Note 2)

Date of dealing   4th January 2007

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt
in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,009,371	3.51%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,009,371	3.51%		

(b) Interests and short positions in relevant securities of the company, other than the class
dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c)   Rights to subscribe (Note 3)

Class of relevant security: Details

3.   DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,712	542.9p

(b)   Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)   Options transactions in respect of existing securities

(i)   Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii)   Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none...

....

Is a Supplemental Form 8 attached? (Note 9)   NO

Date of disclosure   5th January 2007

Contact name   Innes McKeand

Telephone number   0131 549 3460

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFELFBDFBXBBQ

Financial Announcements

REG-New Star Asset Management Ltd: Rule 8.3 - SURFCONTROL PLC

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)   NEW STAR ASSET MANAGEMENT LIMITED

Company dealt in   SURFCONTROL PLC

Class of relevant security to   ORDINARY GBP0.10
which the dealings being
disclosed relate (Note 2)

Date of dealing   4 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		353,870 (1.23%)
(3) Options and agreements to purchase/sell		
Total		353,870 (1.23%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale   Number of securities   Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	9,674	GBP5.4265
CFD	Short	23,456	GBP5.4237

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 January 2007
Contact name	Bhupinder Kalsi
Telephone number	0207 225 6053

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END